The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

19September 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Fin
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA


06017154

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 287 – Change of registered address
2. 288a – Appointment of company secretary
3. 288b – Terminating appointment of company secretary
4. 288a – Appointment of company secretary
5. 288b – Terminating appointment of company secretary
6. AGM Resolutions
7. 88(2) – Return of allotment of shares
8. 88(2) – Return of allotment of shares
9. 88(2) – Return of allotment of shares
10. 88(2) – Return of allotment of shares
11. 88(2) – Return of allotment of shares
12. 88(2) – Return of allotment of shares
13. 88(2) – Return of allotment of shares
14. 88(2) – Return of allotment of shares
15. 88(2) – Return of allotment of shares

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting
Direct Line 01932 264143


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

RECEIVED
2006 SEP 28 P 12:26
INTERNATIONAL CORPORATE FINANCE

287

Change in situation or address of Registered Office

Company Number: 3310225

Company Name in full: MICHAEL PAGE INTERNATIONAL PLC

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: PAGE HOUSE, 1 DASHWOOD LANG ROAD, THE BOURNE BUSINESS PARK,

Post town: ADDLESTONE

County / Region: SURREY   Postcode: KT15 2QW

Signed [signature]   Date 09/06/2006

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S FREELAND, PAGE HOUSE, 1 DASHWOOD LANG RD, THE BOURNE BUSINESS PARK, ADDLESTONE, WEYBRIDGE KT15 2QW   Tel 01932 264144

DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at;
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh or LP - 4 Edinburgh 2**
for companies registered in Scotland

10/03


Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company Name in full MICHAEL PAGE INTERNATIONAL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	17	07	2006	†Date of Birth	22	09	1971

Appointment form

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): KELVIN

Surname: STAGG

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 34 DARLING HOUSE, 35 CLEVEDON RD,

Post town: TWICKENHAM Postcode: TW1 2TU

County / Region: MIDDLESEX Country: ENGLAND

†Nationality: BRITISH †Business occupation: COMPANY SECRETARY

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] Date 01/09/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 01/09/06

(** ~~a director~~ / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.FREELAND, MICHAEL PAGE INT,
PAGE HOUSE, 1 DASHWOOD LANG RD,
ADDLESTONE Tel 01932 264144
DX number DX exchange


COMPANIES HOUSE
84
02/09/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3310225

Company Name in full MICHAEL PAGE INTERNATIONAL PLC

	Day	Month	Year
Date of termination of appointment	17	07	2006

as director [ ] as secretary [✓] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): STEPHEN RONALD

Surname: PUCKETT

	Day	Month	Year
†Date of Birth	14	06	1961

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01/09/06

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S. FREELAND, MICHAEL PAGE INT,
PAGE HOUSE, 1 DASHWOOD LANG RD,
ADDLESTONE Tel 01932 264144
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

02 3102


Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3310225
Company Name in full	MICHAEL PAGE INTERNATIONAL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	09	06	2006	†Date of Birth	14	06	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title	MR
*Honours etc	
Forename(s)	STEPHEN RONALD
Surname	PUCKETT
Previous Forename(s)	
Previous Surname(s)	
††Usual residential address	THE COTTAGE, THE KINGS DRIVE
Post town	BURHILL PARK
Postcode	KT12 4BA
County / Region	SURREY
Country	ENGLAND
†Nationality	BRITISH
†Business occupation	DIRECTOR
†Other directorships (additional space overleaf)	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director / secretary etc must sign the form below.

Signed [signature] **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S. FREELAND, MICHAEL PAGE INT, PAGE HOUSE, 1 DASHWOOD LANG RD, THE BOURNE BUSINESS PARK, ADDLESTONE, KT15 2QW Tel 01932 264144.

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number 3310225

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3310225

Company Name in full MICHAEL PAGE INTERNATIONAL PLC.

	Day	Month	Year
Date of termination of appointment	09	06	2006

as director [ ] as secretary [✓] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) RICHARD

Surname McBRIDE

	Day	Month	Year
†Date of Birth	21	12	1965

A serving director, secretary etc must sign the form below.

Signed  **Date** 09/06/06

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

S. FREELAND, MICHAEL PAGE INT, PAGE HOUSE, 1 DASHWOOD LANG RD, THE BOURNE BUSINESS PARK ADDLESTONE, KT15 2QW Tel 01932 264144

DX number DX exchange


ED1 COMPANIES HOUSE 85 14/06/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

331022 5

Following the Annual General Meeting on 23 May 2006 held at Victoria House, Southampton Row, London, WC1B 4JB, Michael Page International plc announces that the following resolutions were duly passed by shareholders.

The following ordinary resolution:
That the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,112,516 to such persons upon such conditions as the directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

The following special resolution:
That the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and



(b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £166,877, and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under the previous resolution shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

As special business the following special resolution:
That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 33,263,780;
(b) the minimum price which may be paid for each ordinary share is 1 pence;
(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time; and
(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

Yours faithfully



Richard McBride
Company Secretary

82-5162


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2006	20	01	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,232,616		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.27 (average)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


A02 138
COMPANIES HOUSE 25/01/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 13



Signed Date 23/01/2006

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel 01932 264141

DX number DX exchange

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Andy Bentote **Address** London UK	Post Code W4 5DN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Johan Brucale **Address** Boulogne Billancourt France	Post Code 92100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Steve Burke **Address** 27-29 Egerton Gardens London UK	Post Code SW3 2DE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 426,556
Name(s) Nick Claridge **Address** Kenswick Manor Lower Broadheath Worcester UK	Post Code WR2 6QX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Matthew Cook **Address** Elsternwick Australia	Post Code VIC 3185	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Darran Crellin **Address** Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,403
Name(s) Georgina Crompton **Address** Rhosesmor Road Halkyn Flintshire UK	Post Code CH8 8DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Joanna Curtis (Lynn) **Address** Worcester Park Surrey UK	Post Code KT4 7NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Richard Davies **Address** Marlow Bucks UK	Post Code SL7 1NL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Fiona Davis **Address** Darlinghurst Australia	Post Code NSW 2010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Philippa Ejje (Thompson) **Address** 34 Lancaster Gate London UK	Post Code W2 3LP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Michelle Evans **Address** Kingsbury Road Curdworth Suttoncoldfield West Midlands UK	Post Code B76 9DR	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Elizabeth Ewen (Tinch) **Address** Strawberry Hill Twickenham Middlesex UK	Post Code TW1 4JX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Yann FESSARD DE FOUCAULT **Address** LEVALLOIS PERRET France	Post Code 92300	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Jo Francis **Address** Godalming Surrey UK	Post Code GU7 2BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Richard Gahagan **Address** Heaton Mersey Stockport UK	Post Code SK4 3AE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK	Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Matthew Gribble **Address** Bondi Australia	Post Code NSW 2026	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Nicola Hallworth-Rudd **Address** Alwoodley Leeds West Yorkshire UK	Post Code LS17 8DZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Julian Harburn **Address** West Linton Peeblesshire Scotland	Post Code EH46 7BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK	Post Code RG40 2DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) Sally Hick **Address** City Beach Australia	Post Code WA 6015	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,011
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Mark Houghton **Address** London UK	Post Code W14 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Camilla Howden **Address** Reigate Surrey UK	Post Code RH2 7JN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Mark Iliffe **Address** High Wycombe Buckinghamshire UK	Post Code HP13 6HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK	Post Code SW11 6DA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Sarah Jones (Warne) **Address** Uphill Weston-Super-Mare North Somerset UK	Post Code BS23 4SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,403

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Sarah Kirk (Scott) **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,026
Name(s) Robert Klein **Address** Frankfurt / Main Germany	Post Code 60320	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts UK	Post Code HP3 0BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Kaye Logan (Breen) **Address** Chorlton Cum Hardy Manchester UK	Post Code M21 9NQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Robert Lyster **Address** Clayfield Australia	Post Code QLD 4011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Greg McManus **Address** Orpington Kent UK	Post Code BR6 0QF	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,817
Name(s) Nigel Milford **Address** Oakville Toronto Ontario Canada	Post Code L6J 5M1	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) James Nathan **Address** Station Road Goring-on-Thames Oxfordshire	Post Code RG8 9HA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Beverely Nicholas **Address** Stony Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Andrew Norton **Address** Highett Australia	Post Code VIC 3190	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,008

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details	Shares and share class allotted	
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire UK Post Code SL4 3EG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,817
Name(s) Mitchell Partington **Address** Crosby Merseyside UK Post Code L23 2RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) David Partridge **Address** Pinner Middlesex UK Post Code HA5 3HE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,026
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Martin Pike **Address** 1st Floor 4 Brindley Place Brindley Place Birmingham UK Post Code B1 2JG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Stefan Reinerink **Address** AMSTERDAM Holland	Post Code 1074 HW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,008
Name(s) Kath Roberts **Address** 2 Tintinhull Court Mews St Margarets Road Tintinhull UK	Post Code BA22 8PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Ewan Sangster **Address** 19 Hook Road Surbiton Surrey UK	Post Code KT6 5AA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Jason Saunders **Address** Brighton Australia	Post Code VIC 3186	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK	Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Paul Sykes **Address** Grappenhall Warrington UK	Post Code WA4 2EN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Mark Thomas **Address** Green Lane Ellisfield Hants UK	Post Code RG25 2QL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,026
Name(s) Simon Tobin **Address** Newtown Australia	Post Code NSW 2042	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021
Name(s) Tamsin Trusler **Address** North Lake Bracknell UK	Post Code RG12 7WJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Stephen White **Address** Bramhope Leeds UK	Post Code LS16 9EU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Gordon Whyte **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,011

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Jonathan Wiles **Address** Sunninghill Berkshire UK	Post Code SL5 0NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Daniel Winzar **Address** Stoney Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Ben Woods **Address** Pangborne Reading Berkshire UK	Post Code RG8 7KBU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Louisa Yeung **Address** Block 16 South Horizons Hong Kong	Post Code Ap Lei Chau	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,011


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	01	2006	14	02	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	147,685		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.75		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


A46 426
COMPANIES HOUSE 16/02/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 6

Signed [signature] Date 15/02/2006

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel (01932) 264141

DX number DX exchange

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Chris Andrews **Address** Goring Oxfordshire UK	Post Code RG8 0HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Geoff Chapman **Address** Chingford London UK	Post Code E4 9BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,232
Name(s) Sue Cooper **Address** BUSHEY HEATH HERTFORDSHIRE UK	Post Code WD23 4HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,817
Name(s) Joanna Curtis (Lynn) **Address** Worcester Park Surrey UK	Post Code KT4 7NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 227

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Claire Edwards (Griffiths) **Address** Hook Hampshire UK	Post Code RG27 9PF	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Philippa Ejje (Thompson) **Address** 34 Lancaster Gate London UK	Post Code W2 3LP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Nicola Hallworth-Rudd **Address** Alwoodley Leeds West Yorkshire UK	Post Code LS17 8DZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Sally Hick **Address** City Beach Australia	Post Code WA 6015	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 454
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK	Post Code SW11 6DA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Richard King **Address** Prahran Australia	Post Code VIC 3181	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,008
Name(s) Nick Kirk **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Sarah Kirk (Scott) **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,134
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,393

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Xavier LOGEAIS **Address** PARIS France	Post Code 75016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,393
Name(s) Simon Meyer **Address** Annandale Australia	Post Code NSW 2038	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Louise Palmer **Address** Redhill Surrey UK	Post Code RH1 2HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 846
Name(s) Vicki Ramsden **Address** Lilyfield Australia	Post Code NSW 2040	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021
Name(s) Stefan Reinerink **Address** AMSTERDAM Holland	Post Code 1074 HW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 113

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 680
Name(s) Jason Saunders **Address** Brighton Australia	Post Code VIC 3186	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK	Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Mike Stevenson **Address** Carlisle Place London UK	Post Code SW1P 1NH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,695

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Cécile WIGNIOLLE		**Class of shares allotted**	**Number allotted**
Address PARIS		£0.01 ordinary shares	2,003
France	Post Code 75017		


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2006	13	03	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4,615,042		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.73 (average)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


A32
COMPANIES HOUSE
326
16/03/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 21

Signed [signature] **Date** 13 March 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact *information in the box opposite but if* you do, it will help Companies House to *contact you if there is a query on the* form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel (01932) 264141

DX number DX exchange

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) David Angel **Address** St. Albans Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,463
Name(s) Penny Arpino (Citrine) **Address** South Ascot Berkshire UK	Post Code SL5 9EN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,377
Name(s) Nicolas BECHU **Address** 1060 Saint Gilles Belgium	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,891
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 26,100
Name(s) Terry Benson **Address** Fireball Hill Sunningdale Berkshire UK	Post Code SL5 9PJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,627

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Arnaud Bioul **Address** Paris France	Post Code 75010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,891
Name(s) Lesley Bishop **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,928
Name(s) Toby Briant **Address** 3 Newbiggen Street Thaxted Essex UK	Post Code CM6 2QS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,250
Name(s) Johan Brucale **Address** Boulogne Billancourt France	Post Code 92100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,639
Name(s) Geoff Chapman **Address** Chingford London UK	Post Code E4 9BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,058

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Michele Chinu **Address** Como (CO) Italy	Post Code 22100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,000
Name(s) Tamandra Christmas **Address** MAIDSTONE KENT UK	Post Code ME14 5AS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000
Name(s) Nick Claridge **Address** Kenswick Manor Lower Broadheath Worcester UK	Post Code WR2 6QX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 36,510
Name(s) Matthew Cook **Address** Elsternwick Australia	Post Code VIC 3185	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,886
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,246

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Dale Cosgrove **Address** Coolum Australia	Post Code QLD 4573	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,891
Name(s) Victoria Crane **Address** ST ALBANS Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,059
Name(s) Darran Crellin **Address** Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,516
Name(s) Georgina Crompton **Address** Rhosesmor Road Halkyn Flintshire UK	Post Code CH8 8DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 18,173
Name(s) Richard Davies **Address** Marlow Bucks UK	Post Code SL7 1NL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,639

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Alexis de Bretteville **Address** Uccle Brussels Belgium	Post Code B-1180	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 206,410
Name(s) Juan de Peñaranda **Address** Madrid Spain	Post Code 28050	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000
Name(s) Anton den Bak **Address** NAARDEN Holland	Post Code 1411 KB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,446
Name(s) Stephanie Docherty (Warren) **Address** Battersea London UK	Post Code SW11 5PY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,393
Name(s) David Drummond **Address** Main Street Great Bourton Oxfordshire UK	Post Code OX17 1QU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 133,102

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details	Shares and share class allotted	
Name(s) Charles-Henri DUMON **Address** 1223 Cologny Switzerland Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,418
Name(s) Pierre-Emmanuel DUPIL **Address** Asnières sur Seine Paris France Post Code 92600	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,232
Name(s) Philippa Ejje (Thompson) **Address** Itchingwood Common Limpsfield Chart Surrey UK Post Code RH8 0RL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 26,100
Name(s) Michelle Evans **Address** Kingsbury Road Curdworth Suttoncoldfield West Midlands UK Post Code B76 9DR	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 43,271
Name(s) Hugh Everard **Address** Apt. #3705 Chicago Illinois USA Post Code IL 50510	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 131,346

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Sean Fernley **Address** Hartley Kent UK	Post Code DA3 7RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,500
Name(s) Yann FESSARD DE FOUCAULT **Address** LEVALLOIS PERRET France	Post Code 92300	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,659
Name(s) Joost Fortuin **Address** HILVERSUM Holland	Post Code 1221 KN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 85,064
Name(s) Jo Francis **Address** Godalming Surrey UK	Post Code GU7 2BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,443
Name(s) Richard Gahagan **Address** Heaton Mersey Stockport UK	Post Code SK4 3AE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,771

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK	Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,443
Name(s) Phillip Guest **Address** Hunters Hill Australia	Post Code NSW 2110	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 101,346
Name(s) Sébastien HAMPARTZOUMIAN **Address** Sainte Foy Les Lyon France	Post Code 69110	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 34,564
Name(s) Roger Hanson **Address** Tulse Hill London UK	Post Code SW2 2ET	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,232
Name(s) Julian Harburn **Address** West Linton Peeblesshire Scotland	Post Code EH46 7BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,100

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Samantha Harrison **Address** London UK	Post Code SW15 1LN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 43,781
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK	Post Code RG40 2DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 114,814
Name(s) Sally Hick **Address** City Beach Australia	Post Code WA 6015	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 26,099
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,569
Name(s) Patrick Hollard **Address** Jardim Europa Sao Paulo Brazil	Post Code 01452-010 SP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 118,846

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Class of shares allotted	Number allotted
Name(s) Camilla Howden **Address** Reigate Surrey UK	Post Code RH2 7JN	£0.01 ordinary shares	6,443
Name(s) Mark Iliffe **Address** High Wycombe Buckinghamshire UK	Post Code HP13 6HL	£0.01 ordinary shares	21,420
Name(s) Steve Ingham **Address** Lower Sandhurst Road Finchampstead Berkshire UK	Post Code RG40 3TH	£0.01 ordinary shares	18,473
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK	Post Code SW11 6DA	£0.01 ordinary shares	36,100
Name(s) Peter Istead **Address** The Street Crookham Village Hampshire UK	Post Code GU51 0SH	£0.01 ordinary shares	61,845

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Sarah Jones (Warne) **Address** Uphill Weston-Super-Mare North Somerset UK	Post Code BS23 4SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 136
Name(s) Jean KERCKHOVE **Address** charnay France	Post Code 69380	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 168,910
Name(s) Richard King **Address** Prahran Australia	Post Code VIC 3181	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 29,329
Name(s) Nick Kirk **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 48,657
Name(s) Sarah Kirk (Scott) **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 82,500

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Robert Klein **Address** Frankfurt / Main Germany	Post Code 60320	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,639
Name(s) Fabrice LACOMBE **Address** LE PERREUX France	Post Code 94170	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 135,129
Name(s) Eric LE TOUZE **Address** Asnieres sur Seine France	Post Code 92600	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 95,393
Name(s) Olivier Lemaître **Address** Frankfurt/Main Germany	Post Code 60322	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 80,064
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 108,300

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Kaye Logan (Breen) **Address** Chorlton Cum Hardy Manchester UK	Post Code M21 9JZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 57,330
Name(s) Emmanuel LOUZIER **Address** Orvault France	Post Code 44700	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,642
Name(s) Robert Lyster **Address** Clayfield Australia	Post Code QLD 4011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 13,277
Name(s) Bill McGregor **Address** 49 Copthorne Road Croxley Green Rickmansworth UK	Post Code WD3 4AH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 62,496
Name(s) Greg McManus **Address** Orpington Kent UK	Post Code BR6 0QF	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 42,485

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Paul MERCIER **Address** Suresnes France	Post Code 92150	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,928
Name(s) Simon Meyer **Address** Annandale Australia	Post Code NSW 2038	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,318
Name(s) Eric Mohr **Address** MUIDEN Holland	Post Code 1398 AV	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 34,391
Name(s) Steve Moir **Address** Balmain Australia	Post Code NSW 2041	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 133,693
Name(s) James Nathan **Address** Station Road Goring-on-Thames Oxfordshire	Post Code RG8 9HA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,771

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Jamie Newman **Address** Edinburgh UK	Post Code EH10 6TL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 121,346
Name(s) Beverely Nicholas **Address** Stony Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 26,553
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire UK	Post Code SL4 3EG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 58,734
Name(s) Mitchell Partington **Address** Crosby Merseyside UK	Post Code L23 2RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,693
Name(s) David Partridge **Address** Northwood Middlesex UK	Post Code HA6 1EH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 66,384

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details	Class of shares allotted	Number allotted
Name(s) Nikki Pattinson (Blackhurst) **Address** Hockley Heath Solihull Birmingham UK Post Code B94 6SA	£0.01 ordinary shares	23,217
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia Post Code VIC 3206	£0.01 ordinary shares	22,886
Name(s) Martin Pike **Address** 1st Floor 4 Brindley Place Brindley Place Birmingham UK Post Code B1 2JG	£0.01 ordinary shares	51,543
Name(s) Steve Puckett **Address** The Kings Drive Burhill Road Walton-on-Thames Surrey UK Post Code KT12 4BA	£0.01 ordinary shares	18,960
Name(s) Stephan Renken **Address** 05-510 Konstancin Jeziorna Poland Post Code	£0.01 ordinary shares	85,064

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Peter Rietvelt **Address** WASSENAAR Holland	Post Code 2243 AL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 145,974
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 47,977
Name(s) François SALLEMBIEN **Address** Saint Germain en Laye France	Post Code 78100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 67,564
Name(s) Jason Saunders **Address** Brighton Australia	Post Code VIC 3186	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,101
Name(s) Mark Sharland **Address** Toronto Ontario Canada Canada	Post Code L6J 1W8	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 60,000

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 36,100
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK	Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 21,797
Name(s) Mike Stevenson **Address** Carlisle Place London UK	Post Code SW1P 1NH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 42,376
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,443
Name(s) Stewart Stone **Address** Penn Bucks UK	Post Code HP10 8ET	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 41,281

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Paul Sykes **Address** Grappenhall Warrington UK	Post Code WA4 2EN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,496
Name(s) Pascal TOUR **Address** LA GARENNE COLOMBES France	Post Code 92250	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Michel Verduin **Address** Zeist Holland	Post Code 3707 ZN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 86,629
Name(s) Richard Vickers **Address** Portesbery Road Camberley Surrey UK	Post Code WF2 6DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 126,478
Name(s) Joanna Walstow **Address** Wedderburn Road London UK	Post Code NW3 5QJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,232

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Gary Watson **Address** 7 The Maples Silsoe Bedfordshire UK	Post Code MK45 4DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 268,910
Name(s) Oliver Watson **Address** Pankridge Street Crondall Surrey UK	Post Code GU10 5RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 103,693
Name(s) Angela Webb **Address** Trumps Green Road Virginia Water Surrey UK	Post Code GU25 4HN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 33,781
Name(s) Stephen White **Address** Bramhope Leeds UK	Post Code LS16 9EU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 26,553
Name(s) Jonathan Wiles **Address** Sunninghill Berkshire UK	Post Code SL5 0NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 95,113

Allotted Shares for the period 15/2/2006 to 13/3/2006

Shareholder details		Shares and share class allotted	
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 52,681
Name(s) Daniel Winzar **Address** Stoney Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,639
Name(s) David Wise **Address** Farnborough Hampshire UK	Post Code GU14 0PU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,082



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	03	2006	31	03	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,337,651		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.80 (average)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in [illegible]

Thi [illegible]

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 15

Signed Date 04/04/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you *give will be visible to searchers of the public record.*

Stephen Pickett

Tel 01932 264144

DX number DX exchange

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Gianpaolo Alfano **Address** Milano (MI) Italy	Post Code 20123	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 68,493
Name(s) Toby Briant **Address** 3 Newbiggen Street Thaxted Essex UK	Post Code CM6 2QS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,250
Name(s) Nicolas Buisson **Address** Madrid Spain	Post Code 28043	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 104,129
Name(s) Tamandra Christmas **Address** MAIDSTONE KENT UK	Post Code ME14 5AS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000
Name(s) Grégoire CONQUET **Address** STRASBOURG France	Post Code 67000	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 34,564

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 18,307
Name(s) Sue Cooper **Address** BUSHEY HEATH HERTFORDSHIRE UK	Post Code WD23 4HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 28,345
Name(s) Alexis de Bretteville **Address** Uccle Brussels Belgium	Post Code B-1180	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 41,411
Name(s) Emmanuel DIETTE **Address** Düsseldorf Germany	Post Code 40235	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Stephanie Docherty (Warren) **Address** Battersea London UK	Post Code SW11 5PY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 78,300

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) David Drummond **Address** Main Street Great Bourton Oxfordshire UK	Post Code OX17 1QU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 27,503
Name(s) Christophe Duchatellier **Address** Gland (VD) Switzerland	Post Code 1196	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 247,821
Name(s) Charles-Henri DUMON **Address** 1223 Cologny Switzerland	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,025,851
Name(s) Pierre-Emmanuel DUPIL **Address** Asnières sur Seine Paris France	Post Code 92600	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 13,050
Name(s) Hugh Everard **Address** Apt. #3705 Chicago Illinois USA	Post Code IL 50510	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 32,347

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Sean Fernley **Address** Hartley Kent UK	Post Code DA3 7RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,500
Name(s) Yann FESSARD DE FOUCAULT **Address** LEVALLOIS PERRET France	Post Code 92300	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 15,000
Name(s) Rémi FOUILLOY **Address** Paris France	Post Code 75016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Richard Gahagan **Address** Heaton Mersey Stockport UK	Post Code SK4 3AE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 782
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK	Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 196

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Phillip Guest **Address** Hunters Hill Australia	Post Code NSW 2110	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 42,347
Name(s) Sébastien HAMPARTZOUMIAN **Address** Sainte Foy Les Lyon France	Post Code 69110	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 15,000
Name(s) Roger Hanson **Address** Tulse Hill London UK	Post Code SW2 2ET	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 28,050
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK	Post Code RG40 2DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 39,847
Name(s) Stephen Hockey **Address** Cadogan House 93 Sloane Street London UK	Post Code SW1X 9PD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 142,852

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Graham Hollebon **Address** Lindfield Sydney Australia	Post Code NSW 2070	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,000
Name(s) Mark Houghton **Address** London UK	Post Code W14 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 21,848
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK	Post Code SW11 6DA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Peter Istead **Address** The Street Crookham Village Hampshire UK	Post Code GU51 0SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Sarah Jones (Warne) **Address** Uphill Weston-Super-Mare North Somerset UK	Post Code BS23 4SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,595

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Jean KERCKHOVE **Address** charnay France	Post Code 69380	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 103,911
Name(s) Paul Kinsey **Address** Leamington Spa Warwickshire UK	Post Code CV32 5TD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 166,762
Name(s) Nick Kirk **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Sarah Kirk (Scott) **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,500
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts UK	Post Code HP3 0BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 35,029

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Class of shares allotted	Number allotted
Name(s) David Leithead **Address** Herne Hill London UK	Post Code SE24 9NN	£0.01 ordinary shares	5,500
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	£0.01 ordinary shares	30,000
Name(s) Emmanuel LOUZIER **Address** Orvault France	Post Code 44700	£0.01 ordinary shares	6,000
Name(s) Richard McBride **Address** Teddington Middlesex UK	Post Code TW11 8DE	£0.01 ordinary shares	8,064
Name(s) Scott Mewing **Address** 2-11-5 Moto-Azabu Minato-ku Tokyo Japan	Post Code 106-0046	£0.01 ordinary shares	153,693

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Simon Meyer **Address** Annandale Australia	Post Code NSW 2038	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,235
Name(s) Eric Mohr **Address** MUIDEN Holland	Post Code 1398 AV	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,891
Name(s) Steve Moir **Address** Balmain Australia	Post Code NSW 2041	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,000
Name(s) Andrew Norton **Address** Highett Australia	Post Code VIC 3190	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 19,915
Name(s) Drew Norton **Address** Hadley Wood Hertfordshire UK	Post Code EN4 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,484

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) David Partridge **Address** Northwood Middlesex UK	Post Code HA6 1EH	***Class of shares* allotted** £0.01 ordinary shares	**Number allotted** 30,000
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia	Post Code VIC 3206	***Class of shares* allotted** £0.01 ordinary shares	**Number allotted** 10,391
Name(s) Mark Pettman **Address** Cherry Gardens Hill Groombridge Tunbridge Wells Kent UK	Post Code TN3 9NY	***Class of shares* allotted** £0.01 ordinary shares	**Number allotted** 12,958
Name(s) Paolo Pontes **Address** Granja Viana Cotia-SP Brazil	Post Code CEP 06700-000	***Class of shares* allotted** £0.01 ordinary shares	**Number allotted** 18,642
Name(s) Yves RENAUD **Address** PARIS France	Post Code 75015	***Class of shares* allotted** £0.01 ordinary shares	**Number allotted** 10,000

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Stephan Renken **Address** 05-510 Konstancin Jeziorna Poland	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 19,065
Name(s) Olivier REYNAUD **Address** Levallois Perret France	Post Code 92300	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,600
Name(s) Peter Rietvelt **Address** WASSENAAR Holland	Post Code 2243 AL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,000
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 18,496
Name(s) Kath Roberts **Address** 2 Tintinhull Court Mews St Margarets Road Tintinhull UK	Post Code BA22 8PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 11,809

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 11,173
Name(s) François SALLEMBIEN **Address** Saint Germain en Laye France	Post Code 78100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 46,565
Name(s) Ewan Sangster **Address** 19 Hook Road Surbiton Surrey UK	Post Code KT6 5AA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 13,000
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Mark Thomas **Address** Green Lane Ellisfield Hants UK	Post Code RG25 2QL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 96,384

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Pascal TOUR **Address** LA GARENNE COLOMBES France	Post Code 92250	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,000
Name(s) Arnaud TRIER **Address** Ville d'Avray France	Post Code 92410	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,000
Name(s) Tamsin Trusler **Address** North Lake Bracknell UK	Post Code RG12 7WJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,151
Name(s) Michel Verduin **Address** Zeist Holland	Post Code 3707 ZN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,500
Name(s) Richard Vickers **Address** Portesbery Road Camberley Surrey UK	Post Code WF2 6DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,000

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Joanna Walstow **Address** Wedderburn Road London UK	Post Code NW3 5QJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,900
Name(s) Gordon Whyte **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 46,553
Name(s) Cécile WIGNIOLLE **Address** PARIS France	Post Code 75017	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 21,330
Name(s) Jonathan Wiles **Address** Sunninghill Berkshire UK	Post Code SL5 0NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 22,097
Name(s) Paul Wilson **Address** Horsham Road Abinger Hammer Dorking Surrey UK	Post Code RH5 6RD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 37,500

Allotted Shares for the period 14/03/06 to 31/03/06

Shareholder details		Shares and share class allotted	
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 18,423
Name(s) David Wise **Address** Farnborough Hampshire UK	Post Code GU14 0PU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,641
Name(s) Ben Woods **Address** Pangborne Reading Berkshire UK	Post Code RG8 7KBU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,101


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	01	04	2006	26	04	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	9,325,015		
Nominal value of each share	1 pence		
Amount (if any) paid or due on each share (including any share premium)	£1.53 (average)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/4/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel (01932) 264141

DX number DX exchange

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Chris Adams **Address** Lane Cove Australia	Post Code NSW 2066	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 464,127
Name(s) Russell Adams **Address** Fort Road Bisley Surrey UK	Post Code GU24 9EL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,970
Name(s) Chris Andrews **Address** Goring Oxfordshire UK	Post Code RG8 0HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 28,815
Name(s) Rob Archer **Address** Grappenhall Heys Warrington Cheshire UK	Post Code WA4 3LG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 39,004
Name(s) Penny Arpino (Citrine) **Address** South Ascot Berkshire UK	Post Code SL5 9EN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 304

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Dean Ball **Address** 14 The Avenue Worsley Manchester UK	Post Code M28 1GR	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 72,625
Name(s) Nicolas BECHU **Address** 1060 Saint Gilles Belgium	Post Code	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 15,000
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,262
Name(s) Frédéric BENAY **Address** TOULOUSE France	Post Code 31000	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 29,247
Name(s) Terry Benson **Address** Fireball Hill Sunningdale Berkshire UK	Post Code SL5 9PJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,077,793

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Nikki Blackhurst (Pattinson) **Address** Hockley Heath Solihull Birmingham UK	Post Code B94 6SA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 13,608
Name(s) Virginie Boulle **Address** Paris France	Post Code 75007	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,207
Name(s) Leonard Briot de la Crochais **Address** Paris France	Post Code 75005	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,000
Name(s) Nick Claridge **Address** Kenswick Manor Lower Broadheath Worcester UK	Post Code WR2 6QX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,712
Name(s) Xavier CLAVERT **Address** Suresnes France	Post Code 92150	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,262
Name(s) Sue Cooper **Address** BUSHEY HEATH HERTFORDSHIRE UK	Post Code WD23 4HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 27,607
Name(s) Ricardo Corominas **Address** Barcelona Spain	Post Code 08006	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 18,642
Name(s) Darran Crellin **Address** Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,128
Name(s) Gareth Davage **Address** Park Drive Little Aston Park Sutton Coldfield UK	Post Code B74 3AW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 79,401

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Richard Davies **Address** Marlow Bucks UK	Post Code SL7 1NL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,565
Name(s) Fiona Davis **Address** Darlinghurst Australia	Post Code NSW 2010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 21,131
Name(s) Alexis de Bretteville **Address** Uccle Brussels Belgium	Post Code B-1180	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 101,306
Name(s) Stephanie Docherty (Warren) **Address** Battersea London UK	Post Code SW11 5PY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 96,784
Name(s) David Drummond **Address** Main Street Great Bourton Oxfordshire UK	Post Code OX17 1QU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 67,236

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) Gloria Dyer (Marti) **Address** Raynes Park London UK Post Code SW20 9BH	£0.01 ordinary shares	3,681
Name(s) Philippa Ejje (Thompson) **Address** Itchingwood Common Limpsfield Chart Surrey UK Post Code RH8 0RL	£0.01 ordinary shares	2,262
Name(s) Michelle Evans **Address** Kingsbury Road Curdworth Suttoncoldfield West Midlands UK Post Code B76 9DR	£0.01 ordinary shares	80,544
Name(s) Joost Fortuin **Address** HILVERSUM Holland Post Code 1221 KN	£0.01 ordinary shares	23,588
Name(s) Alex Foxell **Address** Wimbledon London UK Post Code SW19 1HY	£0.01 ordinary shares	4,500

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Jo Francis **Address** Godalming Surrey UK	Post Code GU7 2BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,761
Name(s) Richard Gahagan **Address** Heaton Mersey Stockport UK	Post Code SK4 3AE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,262
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK	Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,815
Name(s) Julie Griffouliere **Address** Rennemoulin France	Post Code 78590	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,642
Name(s) Alexandre Groux **Address** Chambourcy France	Post Code 78240	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,207

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Julian Harburn **Address** West Linton Peeblesshire Scotland	Post Code EH46 7BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,539
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK	Post Code RG40 2DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 106,784
Name(s) Sally Hick **Address** City Beach Australia	Post Code WA 6015	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 42,261
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,793
Name(s) Patrick Hollard **Address** Jardim Europa Sao Paulo Brazil	Post Code 01452-010 SP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 86,631

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Mark Houghton **Address** London UK	Post Code W14 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,967
Name(s) Mark Iliffe **Address** High Wycombe Buckinghamshire UK	Post Code HP13 6HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,395
Name(s) Steve Ingham **Address** Lower Sandhurst Road Finchampstead Berkshire UK	Post Code RG40 3TH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,015,559
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK	Post Code SW11 6DA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,262
Name(s) Peter Istead **Address** The Street Crookham Village Hampshire UK	Post Code GU51 0SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,392

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Gary James **Address** Rye Brook New York USA	Post Code NY 10573	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 309,128
Name(s) Malcolm Kelly **Address** Uvedale Road Oxted Surrey UK	Post Code RH8 0EW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 50,000
Name(s) Richard King **Address** Prahran Australia	Post Code VIC 3181	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,282
Name(s) Fabrice LACOMBE **Address** LE PERREUX France	Post Code 94170	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 87,174
Name(s) Julia Latham **Address** Sanderstead Surrey UK	Post Code CR2 0NS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,000

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts UK	Post Code HP3 0BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,193
Name(s) David Leithead **Address** Herne Hill London UK	Post Code SE24 9NN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 115,194
Name(s) Olivier Lemaître **Address** Frankfurt/Main Germany	Post Code 60322	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 63,588
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 66,784
Name(s) Simon Lindrea **Address** London UK	Post Code SW11 6RN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 29,470

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Kaye Logan (Breen) **Address** Chorlton Cum Hardy Manchester UK	Post Code M21 9JZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 80,892
Name(s) Emmanuel LOUZIER **Address** Orvault France	Post Code 44700	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,000
Name(s) Antoine Maton **Address** Lambersart France	Post Code 59130	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,207
Name(s) Richard McBride **Address** Teddington Middlesex UK	Post Code TW11 8DE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 121,936
Name(s) Bill McGregor **Address** 49 Copthorne Road Croxley Green Rickmansworth UK	Post Code WD3 4AH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,631

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Scott Mewing **Address** 2-11-5 Moto-Azabu Minato-ku Tokyo Japan	Post Code 106-0046	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 46,784
Name(s) Nigel Milford **Address** Oakville Toronto Ontario Canada	Post Code L6J 5M1	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 114,661
Name(s) Eric Mohr **Address** MUIDEN Holland	Post Code 1398 AV	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 35,000
Name(s) Steve Moir **Address** Balmain Australia	Post Code NSW 2041	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 56,784
Name(s) Jamie Newman **Address** Edinburgh UK	Post Code EH10 6TL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 89,131

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Drew Norton **Address** Hadley Wood Hertfordshire UK	Post Code EN4 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 152,634
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire UK	Post Code SL4 3EG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 58,751
Name(s) David Partridge **Address** Northwood Middlesex UK	Post Code HA6 1EH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 55,654
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 41,131
Name(s) Martin Pike **Address** 1st Floor 4 Brindley Place Brindley Place Birmingham UK	Post Code B1 2JG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,087

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) Steve Puckett **Address** The Kings Drive Burhill Road Walton-on-Thames Surrey UK Post Code KT12 4BA	£0.01 ordinary shares	1,015,559
Name(s) Stephan Renken **Address** 05-510 Konstancin Jeziorna Poland Post Code	£0.01 ordinary shares	25,000
Name(s) Peter Rietvelt **Address** WASSENAAR Holland Post Code 2243 AL	£0.01 ordinary shares	87,914
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia Post Code NSW 2011	£0.01 ordinary shares	1,503
Name(s) Stephen Rutherford **Address** Balham London UK Post Code SW12 8HP	£0.01 ordinary shares	63,392

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details	Shares and share class allotted	
Name(s) Ewan Sangster **Address** 19 Hook Road Surbiton Surrey UK Post Code KT6 5AA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 15,815
Name(s) Andrew Setchell **Address** Clifton Bristol UK Post Code BS8 5BQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,101
Name(s) Mark Sharland **Address** Toronto Ontario Canada Canada Post Code L6J 1W8	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 100,000
Name(s) Paul Smith **Address** Hitchin Herts UK Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,262
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,521

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 761
Name(s) Olivier Top **Address** Marq en Baroeul France	Post Code 59700	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,207
Name(s) Pascal TOUR **Address** LA GARENNE COLOMBES France	Post Code 92250	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 28,493
Name(s) Tamsin Trusler **Address** North Lake Bracknell UK	Post Code RG12 7WJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 27,500
Name(s) Pablo Urquijo **Address** Madrid Spain	Post Code 28034	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,282

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Luis Valente **Address** Santa Cecilia Sao Paulo-SP Brazil	Post Code CEP 01231-000	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,000
Name(s) Stefan Visentin **Address** Winterthur Switzerland	Post Code 8400	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,000
Name(s) Joanna Walstow **Address** Wedderburn Road London UK	Post Code NW3 5QJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,000
Name(s) Gary Watson **Address** 7 The Maples Silsoe Bedfordshire UK	Post Code MK45 4DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 275,218
Name(s) Oliver Watson **Address** Pankridge Street Crondall Surrey UK	Post Code GU10 5RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 201,784

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details	Class of shares allotted	Number allotted
Name(s) Gordon Whyte **Address** Elizabeth Bay Australia Post Code NSW 2011	£0.01 ordinary shares	40,000
Name(s) Paul Wilson **Address** Horsham Road Abinger Hammer Dorking Surrey UK Post Code RH5 6RD	£0.01 ordinary shares	50,000
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey UK Post Code KT19 8AP	£0.01 ordinary shares	3,476
Name(s) David Wise **Address** Farnborough Hampshire UK Post Code GU14 0PU	£0.01 ordinary shares	5,690
Name(s) Ben Woods **Address** Pangborne Reading Berkshire UK Post Code RG8 7KBU	£0.01 ordinary shares	13,307

Allotted Shares for the period 01/04/06 to 27/04/06

Shareholder details		Shares and share class allotted	
Name(s) Louisa Yeung		**Class of shares allotted**	**Number allotted**
Address Block 16 South Horizons		£0.01 ordinary shares	26,553
Hong Kong	Post Code Ap Lei Chau		


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	27	04	2006	25	05	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,591,530		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.50 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


A45
233
COMPANIES HOUSE
27/05/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 13

Signed  Date 26/05/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE	
	Tel 01932 264141
DX number	DX exchange

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) David Angel **Address** St. Albans Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,000
Name(s) Rob Archer **Address** Grappenhall Heys Warrington Cheshire UK	Post Code WA4 3LG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,821
Name(s) Penny Arpino (Citrine) **Address** South Ascot Berkshire UK	Post Code SL5 9EN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 187
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865
Name(s) Terry Benson **Address** Fireball Hill Sunningdale Berkshire UK	Post Code SL5 9PJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 230,568

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Arnaud Bioul **Address** Paris France	Post Code 75010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,455
Name(s) Toby Briant **Address** 3 Newbiggen Street Thaxted Essex UK	Post Code CM6 2QS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,100
Name(s) Geoff Chapman **Address** Chingford London UK	Post Code E4 9BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,022
Name(s) Nick Claridge **Address** Kenswick Manor Lower Broadheath Worcester UK	Post Code WR2 6QX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,798
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Sue Cooper **Address** BUSHEY HEATH HERTFORDSHIRE UK	Post Code WD23 4HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 14,388
Name(s) Dale Cosgrove **Address** Coolum Australia	Post Code QLD 4573	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,455
Name(s) Victoria Crane **Address** ST ALBANS Herts UK	Post Code AL4 9XY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Darran Crellin **Address** Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 560
Name(s) Joanna Curtis (Lynn) **Address** Worcester Park Surrey UK	Post Code KT4 7NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,564

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Richard Davies **Address** Marlow Bucks UK	Post Code SL7 1NL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 466
Name(s) Alexis de Bretteville **Address** Uccle Brussels Belgium	Post Code B-1180	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,326
Name(s) Stephanie Docherty (Warren) **Address** Battersea London UK	Post Code SW11 5PY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,596
Name(s) David Drummond **Address** Main Street Great Bourton Oxfordshire UK	Post Code OX17 1QU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,969
Name(s) Pierre-Emmanuel DUPIL **Address** Asnières sur Seine Paris France	Post Code 92600	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 15,000

Allotted Shares for the period 28/4 to 25/5

Shareholder details	Shares and share class allotted	
Name(s) Philippa Ejje (Thompson) **Address** Itchingwood Common Limpsfield Chart Surrey UK Post Code RH8 0RL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865
Name(s) Elizabeth Ewen (Tinch) **Address** Strawberry Hill Twickenham Middlesex UK Post Code TW1 4JX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 159,725
Name(s) Jo Francis **Address** Godalming Surrey UK Post Code GU7 2BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 466
Name(s) Vincent GAUTIER **Address** Marnes la Coquette France Post Code 92430	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 45,000
Name(s) Peter Gerrard **Address** 40A Guildown Road Guilford Surrey UK Post Code GU2 4EY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 172,375

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Matthew Gribble **Address** Bondi Australia	Post Code NSW 2026	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 141,361
Name(s) Julie Griffouliere **Address** Rennemoulin France	Post Code 78590	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 565
Name(s) Julian Harburn **Address** West Linton Peeblesshire Scotland	Post Code EH46 7BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,031
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK	Post Code RG40 2DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,596
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Mark Iliffe **Address** High Wycombe Buckinghamshire UK	Post Code HP13 6HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865
Name(s) Paul Kinsey **Address** Leamington Spa Warwickshire UK	Post Code CV32 5TD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 164,265
Name(s) Nick Kirk **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 66,440
Name(s) Sarah Kirk (Scott) **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,567
Name(s) Robert Klein **Address** Frankfurt / Main Germany	Post Code 60320	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,031

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Olivier Lemaître **Address** Frankfurt/Main Germany	Post Code 60322	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,730
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,596
Name(s) Simon Lewis **Address** Apt 1218 New York USA	Post Code NY 10016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,000
Name(s) Xavier LOGEAIS **Address** PARIS France	Post Code 75016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 85,084
Name(s) Emmanuel LOUZIER **Address** Orvault France	Post Code 44700	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,000

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Steve Moir **Address** Balmain Australia	Post Code NSW 2041	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 30,596
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire UK	Post Code SL4 3EG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,603
Name(s) Louise Palmer **Address** Redhill Surrey UK	Post Code RH1 2HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,835
Name(s) Mitchell Partington **Address** Crosby Merseyside UK	Post Code L23 2RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,011
Name(s) David Partridge **Address** Northwood Middlesex UK	Post Code HA6 1EH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,663

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Philippe PERRET **Address** Mesnil Le Roi France	Post Code 78600	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 146,073
Name(s) Mark Pettman **Address** Cherry Gardens Hill Groombridge Tunbridge Wells Kent UK	Post Code TN3 9NY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,500
Name(s) Peter Rietvelt **Address** WASSENAAR Holland	Post Code 2243 AL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,528
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 11,612
Name(s) James Rushworth **Address** Singapore	Post Code 275966	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,380

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,798
Name(s) Ewan Sangster **Address** 19 Hook Road Surbiton Surrey UK	Post Code KT6 5AA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865
Name(s) Jason Saunders **Address** Brighton Australia	Post Code VIC 3186	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,571
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,865
Name(s) Mike Stevenson **Address** Carlisle Place London UK	Post Code SW1P 1NH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 9,672

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 466
Name(s) Stewart Stone **Address** Penn Bucks UK	Post Code HP10 8ET	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 26,159
Name(s) Richard Vickers **Address** Portesbery Road Camberley Surrey UK	Post Code WF2 6DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 57,006
Name(s) Gordon Whyte **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,261
Name(s) Cécile WIGNIOLLE **Address** PARIS France	Post Code 75017	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,340

Allotted Shares for the period 28/4 to 25/5

Shareholder details		Shares and share class allotted	
Name(s) Jonathan Wiles **Address** Sunninghill Berkshire UK	Post Code SL5 0NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 14,831
Name(s) Paul Wilson **Address** Horsham Road Abinger Hammer Dorking Surrey UK	Post Code RH5 6RD	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 87,500
Name(s) David Wise **Address** Farnborough Hampshire UK	Post Code GU14 0PU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 933
Name(s) Ben Woods **Address** Pangborne Reading Berkshire UK	Post Code RG8 7KBU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 933


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company name in full Michael Page International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	05	2006	08	06	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	48,125		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	£1.78 (AVERAGE)		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	


457
COMPANIES HOUSE 10/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed  Date 9/6/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel 01932 264141

DX number DX exchange

Allotted Shares for the period 26/05/06 to 08/06/06

Shareholder details		Shares and share class allotted	
Name(s) Nick Claridge **Address** Kenswick Manor Lower Broadheath Worcester UK	Post Code WR2 6QX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,534
Name(s) Fiona Davis **Address** Darlinghurst Australia	Post Code NSW 2010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 933
Name(s) Juan de Peñaranda **Address** Madrid Spain	Post Code 28050	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK	Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,250
Name(s) Julie Griffouliere **Address** Rennemoulin France	Post Code 78590	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 466

Allotted Shares for the period 26/05/06 to 08/06/06

Shareholder details		Shares and share class allotted	
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK	Post Code RG40 2DB	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,068
Name(s) Jean KERCKHOVE **Address** charnay France	Post Code 69380	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,632
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts UK	Post Code HP3 0BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,798
Name(s) Eric Mohr **Address** MUIDEN Holland	Post Code 1398 AV	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,575
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,869


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	09	06	2006	04	07	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	117,773		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.36 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)


A28
COMPANIES HOUSE
81
06/07/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed Date 05/07/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Allotted Shares for the period 09/06/06 to 04/07/06

Shareholder details		Shares and share class allotted	
Name(s) Darran Crellin **Address** Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 307
Name(s) Fiona Davis **Address** Darlinghurst Australia	Post Code NSW 2010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 511
Name(s) Alexis de Bretteville **Address** Uccle Brussels Belgium	Post Code B-1180	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,113
Name(s) Pierre-Emmanuel DUPIL **Address** Asnières sur Seine Paris France	Post Code 92600	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,575
Name(s) Philippa Ejje (Thompson) **Address** Itchingwood Common Limpsfield Chart Surrey UK	Post Code RH8 0RL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,022

Allotted Shares for the period 09/06/06 to 04/07/06

Shareholder details		Shares and share class allotted	
Name(s) Hugh Everard **Address** Apt. #3705 Chicago Illinois USA	Post Code IL 50510	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 65,448
Name(s) Mark Iliffe **Address** High Wycombe Buckinghamshire UK	Post Code HP13 6HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,022
Name(s) Jean KERCKHOVE **Address** charnay France	Post Code 69380	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,113
Name(s) Robert Klein **Address** Frankfurt / Main Germany	Post Code 60320	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 256
Name(s) Steve Moir **Address** Balmain Australia	Post Code NSW 2041	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,068

Allotted Shares for the period 09/06/06 to 04/07/06

Shareholder details		Shares and share class allotted	
Name(s) Mark Pettman **Address** Cherry Gardens Hill Groombridge Tunbridge Wells Kent UK	Post Code TN3 9NY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000
Name(s) Peter Rietvelt **Address** WASSENAAR Holland	Post Code 2243 AL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,579
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,534
Name(s) Mike Stevenson **Address** Carlisle Place London UK	Post Code SW1P 1NH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 19,826
Name(s) Gordon Whyte **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,888

Allotted Shares for the period 09/06/06 to 04/07/06

Shareholder details	Shares and share class allotted	
Name(s) David Wise	**Class of shares allotted**	**Number allotted**
Address Farnborough Hampshire UK Post Code GU14 0PU	£0.01 ordinary shares	511


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	05	07	2006	14	08	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	86,989		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.34(AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

This


A49
COMPANIES HOUSE
550
16/08/2006

'hen you have completed and signed the form please send it to the egistrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
r companies registered in England and Wales or
ompanies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed  Date 15/08/06.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Allotted Shares for the period 04/07/06 to 14/08/06

Shareholder details		Shares and share class allotted	
Name(s) Lesley Bishop **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 58,636
Name(s) Richard Davies **Address** Marlow Bucks UK	Post Code SL7 1NL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 256
Name(s) Richard King **Address** Prahran Australia	Post Code VIC 3181	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 22,166
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK	Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,931